September 12, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:     Daniel Crawford

Re:	Neumora Therapeutics, Inc. (the “Registrant”)

Registration Statement on Form S-1 (File No. 333-274229)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between September 11, 2023 and the date hereof, approximately 1,210 copies of the Preliminary Prospectus, dated September 11, 2023, were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement, as amended.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Thursday, September 14, 2023 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
BOFA SECURITIES, INC.

As representatives of the Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Benjamin H. Burdett
Name: Benjamin H. Burdett
Title: Managing Director

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Director

[Signature Page to Acceleration Request Letter]